EXHIBIT 21.1

                              LIST OF SUBSIDIARIES

         The following is a list of the Company's subsidiaries:

- Diva Entertainment, Inc. is a Florida corporation which owns Prima Eastwest Model Management, Inc. and Que Management, Inc...

-        Prima Eastwest Model Management, Inc. is a California corporation.

-        Que Management, Inc. is a New York corporation